

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 6, 2009

Mark E. Saad
Chief Financial Officer
Cytori Therapeutics, Inc.
3020 Callan Road
San Diego, CA 92121

      RE: Cytori Therapeutics, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2007
             Filed March 14, 2008
             File No. 000-32501

Dear Mr. Saad:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                  Sincerely,

                  Brian Cascio
                  Accounting Branch Chief